Filed by Vanguard Natural Resources, LLC
Commission File No. 001-33756
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Eagle Rock Energy Partners, L.P.
Commission File No. 001-33016

This filing relates to a proposed business combination (the “Merger’) involving Vanguard Natural Resources, LLC (“Vanguard”), a Delaware limited liability company, and Eagle Rock Energy Partners, L.P. (“Eagle Rock”), a Delaware limited partnership.
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Information about the Proposed Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed Merger, Vanguard intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a preliminary joint proxy statement of Eagle Rock and Vanguard that also constitutes a preliminary prospectus of Vanguard. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be sent to (i) security holders of Eagle Rock seeking their approval with respect to the proposed Merger and (ii) security holders of Vanguard seeking their approval with respect to the issuance of Vanguard common units in connection with the proposed Merger. Vanguard and Eagle Rock also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other documents, once such documents are filed by Vanguard and Eagle Rock with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234. Copies of the documents filed with the SEC by Eagle Rock will be available free of charge on Eagle Rock’s internet website at http://www.eaglerockenergy.com or by contacting Eagle Rock’s Investor Relations Department by email at info@eaglerockenergy.com or by phone at (281) 408-1203.

Participants in the Solicitation

Vanguard, Eagle Rock, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed Merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC. Investors and security holders may obtain information regarding Eagle Rock’s directors, executive officers and other members of their management and employees in Eagle Rock’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Eagle Rock’s proxy statement for its annual meeting, which was filed with the SEC on March 31, 2015 and any subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Additional information regarding the direct and indirect interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Vanguard and Eagle Rock and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this press release, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “predict,” “project,” “foresee,” “believe,” “will” or “should,” “would,” “could,” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Vanguard, Eagle Rock or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder approval of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Vanguard’s and Eagle Rock’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Vanguard or Eagle Rock; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Vanguard’s and Eagle Rock’s credit agreements; the ability of Vanguard and Eagle Rock to comply with covenants contained in the agreements governing their indebtedness; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions. Eagle Rock and Vanguard caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors are contained in Eagle Rock’s and Vanguard’s Annual Reports on Form 10-K for the period ended December 31, 2014, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. Except as required by law, neither Vanguard nor Eagle Rock intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

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The following is the transcript of the Vanguard Natural Resources LLC and Eagle Rock Energy Partners LP acquisition overview conference call on Tuesday, May 26, 2015.

VANGUARD NATURAL RESOURCES, LLC

Moderator: Lisa Godfrey
May 26, 2015
10:00 am CT

Operator:
Please stand by. We’re about to begin. Good day and welcome to the Vanguard Natural Resources Merger Call. Today’s conference is being recorded. At this time, I would like to turn the conference over to Ms. Lisa Godfrey, Director of Investor Relations. Please go ahead, ma’am.

Lisa Godfrey:
Good morning, everyone. And welcome to the Vanguard Natural Resources LLC and Eagle Rock Energy Partners LP acquisition overview conference call. We appreciate you joining us today. Before I introduce Richard Robert, our Executive Vice President and Chief Financial Officer, I have some information to provide you.

If you would like to listen to a replay of today’s call, it will be available through June 25, 2015 and maybe accessed by dialing 888-203-1112 and using the passcode 6168215. For more information or if you’d like to be on our email distribution list to receive future news releases, please contact me at 832-327-2234 or via email at lgodfrey@vnrllc.com.

This information was also provided in last Thursday’s press release. Please note the information reported on this call speaks only as of today, May 26, 2015. And therefore you are advised that time sensitive information may no longer be accurate as of the time of any replay. Before we get started, please note that some of the comments today could be considered forward looking statements and are based on certain assumptions and expectations of management.

For a detailed list of all the risk factors associated with our business, please refer to our 10Q that was filed on May 4, 2015 and is available on our website under the Investor Relations tab and on Edgar. Now, I would like to turn the call over to Richard Robert, our Executive Vice President and CFO of Vanguard Natural Resources, LLC.

Richard Robert:
Thank you, Lisa. Good morning, everyone and thanks for joining us as we discuss the details of the transaction where Vanguard will acquire Eagle Rock Energy Partners LP. Before I continue let me just say that Scott Smith, our President and CEO is traveling out of the country and is not available to join us today to share with in person his remarks on this exciting news.

Last Thursday, we were pleased to announce that we signed a merger agreement with Eagle Rock Energy Partners pursuant to which Vanguard will acquire all the outstanding units of Eagle Rock in a unit for unit exchange for a total consideration of $614 million which includes the assumption of $140 million in net debt at March 31, 2015.

Let me start by saying we appreciate the significant time and effort put forward by Eagle Rock Management and Board of Directors in thoroughly evaluating the merits of combining our entities consistent with the LRR Energy management and Board of Directors. They selflessly concluded that one larger, more diversified company was better equip to handle the challenges of the current commodity price environment.

We take their trusting us and the responsibility they have placed at our hands very seriously and will do everything in our power to earn and justify that trust. With that, let me provide an overview of the proposed transaction. As part of this conference call, we have included a PowerPoint slide deck on our website at www.vnrllc.com in the Investor Relations section under Presentations.

I’ll pause for a moment to allow people to pull up the presentation if you haven’t already done so. Okay. Hopefully everyone’s had a chance to pull up that presentation. To follow along, please turn to Slide 3 of the slide deck. The transaction which has been approved by the Board of Directors of both companies is structured as a tax-free unit-for-unit transaction with an exchange ratio of 0.185 VNR units for each EROC unit.

As consideration, Vanguard will issue approximately 29 million new common units to holders of Eagle Rock’s common units. As the new issuance will be more than 20% of our combined total outstanding common units, VNR unitholders will have to vote to approve this merger. As we are also in the process of acquiring LRR energy, Vanguard has obtained a consent from LRR Energy to move forward with the Eagle Rock plan of merger simultaneously with the LRR Energy plan of merger.

Considering that both the LRR Energy and the Eagle Rock transactions are consummated, LRR Energy unitholders will earn 12% and Eagle Rock unitholders will own 22% of the combined Vanguard entity. The consideration we received by Eagle Rock unitholders is valued at $3.05 per unit based on Vanguard closing’s price on May 21 of $16.48.

This consideration represents a 24% premium to the closing price for Eagle Rock units on May 21. We anticipate closing will occur in the Third Quarter of 2015 and is subject to unitholder approval by the EROC unitholders and the VNR unitholders. I want to point out that affiliates of NGP own more than 30% of EROC’s outstanding units and have agreed to vote their units in favor of the transaction.

Turning to Slide 4, you’ll find an overview of Eagle Rock’s properties. This transaction is another excellent strategic fit for Vanguard and will strengthen Vanguard’s existing footprint in the Mid-Continent region in particular. Eagle Rock operates in 3 regions, the Anadarko and Arkoma Basins in the Mid-Continent, Permian Basin and the Gulf Coast area which includes properties in Texas, Mississippi and Alabama.

The Mid-Continent is by far the largest area encompassing approximately 70% of Eagle Rock’s proved reserves. These properties overlay nicely with our existing assets. And with a high proved developed percentage of 78% and a proved reserve life of 12 years, they are highly complementary to our existing asset base.

If you turn to Slide 5, you will see more details how Eagle Rock’s assets fit into our existing properties. As many of you may know, Eagle Rock has established a great position in the SCOOP and STACK horizontal play in Anadarko Basin with approximately 20,000 net acres in Grady, McClain, Garvin and Stephens counties.

Currently, Eagle Rock is producing approximately 17 million cubic feet equivalent per day from 6 operated and 21 non-operated wells. We feel very fortunate to be adding another prolific Basin that is in the beginning stages of development. At a March luncheon, a person from the consulting firm of Wood McKenzie made a presentation on the SCOOP/STACK and Cana Woodford economics and one of the slides compared to break even economics of the lower 48 top players. The slide was titled, “The Core of the SCOOP Has Best in Class Rocks” and so it should be no surprise that 3 sub-plays from the SCOOP and STACK were top quartile performers. In fact, two of the SCOOP sub-plays were rated the No. 1 and the No. 3 most economic plays in the lower 48.

Fortunately, Eagle Rock has a very strong position in the core of these sub-plays. As confirmation of the quality of Eagle Rock’s excellent position in this developing window, I believe there are 28 active rigs in the SCOOP and 4 active rigs in the STACK area and Eagle Rock has an interest in most of those wells that are being drilled.

We are confident that this asset will provide a significant amount of future upside potential. And we look forward to being active in this trend over the long term. Turning to Slide 6, we show the pre forma effect of the two mergers on our reserve base. On a combined basis, VNR’s total reserves are approximately 2.6 TCFE and 71% proved developed at December 31st.

As with the LRR acquisition, this transaction further diversifies our regional production while also adding more liquids to the portfolio. Slide 7 details the many benefits of the transactions to both parties. I won’t read each point on the slide but in a nutshell, it isn’t often that a transaction provides an opportunity to increase the scale and diversity and improve liquidity, increase cash flow on a per unit basis and materially de-lever the company all at the same time.

I did notice there is one very important benefit that isn’t on the slide. This transaction gives Vanguard an opportunity to attract and retain experienced oil and gas professionals from Eagle Rock. The LRR acquisition did not come with any employees other than those out in the field. So this allows Vanguard to help fill the positions that would ultimately be needed after the LRR closing.

Creating a top notch employee base is critical if we’re to successfully continue on growth through acquisition strategy. We believe the transaction delivers significant benefits to the Eagle Rock unitholders who through their holdings in Vanguard will have the ownership in a much larger MLP with an established track record of growth through acquisitions.

Additionally, with a larger operating platform spread across 9 regions, the combined entity will have a more diversified area of operations. Ultimately, distribution stability, distribution coverage and growth potential should all be enhanced. In addition, the Eagle Rock unitholders are receiving a meaningful premium to its recent trading price.

Finally and probably most importantly, the Eagle Rock unitholders will continue to participate in the future growth and upside of the combined company and will continue to be well-positioned when a commodity price recovery occurs. If you turn to Slide 8, we show a pro forma capitalization table of the combined entities.

We intend to refinance Eagle Rock’s approximately $162 million of outstanding debt under its credit facility under our existing credit facility. And the table on Slide 8 indicates that the $51 million in senior notes remain outstanding as there are no change of control provisions for these notes. One very important benefit of both mergers is the beneficial impact of VNR’s pro forma leverage metrics.

These transactions will lower VNR’s combined 2015 and 2016 pro forma leverage to approximately 4 times debt to adjusted last 12 month EBITDA which is approximately a full turn improvement over the VNR standalone leverage metric. Historically, Vanguard targets and has operated with a leverage ratio of approximately 3 times.

The 2014 year end leverage metric as computed for our credit facility was 3.5 times debt to adjusted EBITDA. Although we were very fortunate last year to close two large acquisitions in the Third Quarter, we were unfortunate in that we did not have time to refinance our credit facility debt with additional equity or unsecured bonds before the capital markets deteriorated.

However, as I have alluded to in the past, there are many different solutions to remedy the issues that we were facing, and I am very pleased to say that the two mergers offer a very attractive solution. Post the acquisition of both LRR and Eagle Rock, the combined entity will have significantly reduced its’ leverage and is positioned to come out of the current commodity cycle a much larger and stronger entity.

Turning to Slide 9, we show the pro forma impact of Eagle Rock’s hedge book. Eagle Rock is very well hedged with its’ oil and natural gas production hedge at approximately 80% in 2015 and 70% in 2016. Additionally, they have significant hedges related to their NGL production in both 2015 and 2016.

The hedging was done in the form of plain vanilla swaps which provide significant stability in cash flows over this time period. On a pro forma basis, this modestly improves the combined entities’ hedge percentages while also adding longer dated oil swaps in 2017 through 2019. In summary, we’re very excited about this transaction and the immediate benefit it brings to VNR unitholders, Eagle Rock unitholders and LRR unitholders.

We certainly view this transaction as a win/win scenario for all unitholders and all of our other debt and equity investors for that matter. We believe that all 3 companies’ stakeholders will benefit from a larger, more diversified entity with lower financial leverage and stronger positions in several U.S. basins.

Standard & Poors credit rating agency has apparently come to the same conclusion as they placed Vanguard on positive credit watch which suggests an improvement to our credit rating is likely after the mergers are consummated. The all unit nature of these transactions will allow Vanguard, LRR Energy and Eagle Rock unitholders to jointly reap the value growth in an improving commodity price cycle.

We look forward to welcoming both the LRR and Eagle Rock unitholders to Vanguard. With that, we’ll now open the line for Q&A.

Operator:
Thank you. Ladies and gentlemen, if you would like to ask a question, please signal by pressing star 1 on your telephone keypad. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, that is Star 1 to ask a question on today’s call. And we’ll pause for just a moment to allow everyone an opportunity to signal into the queue.

Once again, ladies and gentlemen, that is star 1 to ask a question on today’s call. And ladies and gentlemen, if you did queue into the queue, please press star 1 again to ask your question. Once again, that is star 1 to ask a question on today’s call.

And ladies and gentlemen, if you do have a question on today’s call, please press star 1 at this time. And we’ll now take our first question from Sachin Shah with Albert Fried.

Sachin Shah:	Hello.

Operator:	And it appears there are no further questions in the queue at this time. And I’m going to go ahead and turn it over to our speakers for any closing remarks.

Richard Robert:
I see I must have done a pretty good job with our presentation if there’s no question. Hopefully, everyone - any questions they may have had before we started the call have now been answered. But as always, we’re available. And we’d be happy to answer questions when you think of them. We’re always available.

So again, thank you for taking the time this morning. And we will look forward to talking you at some later date.

Operator:	And I do apologize, this is the operator. We do have a few questions in the queue. Would you like to take those now?

Richard Robert:	Sure.

Operator:	Okay. We’ll go first to our first question from John Ragozzino with RBC Capital Markets. Caller, please check your mute function.

John Ragozzino:	How about now?

Operator:	Caller, please check your mute function.

John Ragozzino:	I don’t have my mute function on.

Richard Robert:	Okay. We can here you now.

John Ragozzino:
Alright. This is a little bit frustrating start to the call. But let me just say congratulations. And Richard, great job with really looking out to create value in a difficult environment. It’s been quite a terror over the last couple of weeks.

Richard Robert:	Thank you.

John Ragozzino:	Anyway, could you give us the pro forma decline rate on the portfolio. Then you bake in both the LRE and the Eagle Rock assets.

Richard Robert:
Well, I mean the LRR transaction as I read in their 10K, they had suggested that their (PDP) decline rate was in the 11% range. I anticipate that the Eagle Rock decline rate is higher than that due to the nature of their - of their SCOOP/STACK assets. They’ve been doing a lot of drilling in that area obviously.

And so they’re going to have higher decline rates. I don’t know what that number is off the top of my head. But I’m being motioned here that says the assets about 20%. So you know obviously with that combined with ours, you know I think between the two of them, we always project ours to be somewhere in the 14% range.

And so I would anticipate the combination of the two, it may modestly increase our decline rate. But - and frankly, I’m not too concerned about it. And that’s one of the nice things about you know how this asset fits in with ours as a larger entity with more production. You know is there going to be some volatility in our production?

Perhaps a little bit. Obviously, we’re very hopeful that those SCOOP and STACK wells continue to be very productive. So I’d like to think that they maybe a little bit volatile. But we also anticipate a fairly consistent rig count in that area. And so you know that volatility on an overall production basis won’t be quite as large.

John Ragozzino:
Okay. And when I think about to the last time I check in with Joe, you know one of his key strategic initiatives was managing that decline rate which I think last time I heard, it was like around 23%. Obviously, that’s a little bit above what we’d like to see in this sector. Can you comment on perhaps what your plans are for the STACK and SCOOP plays?

I mean given the current environment, they do have you know robust economics. But to the extent that they offer such a high decline rate, I don’t know that they necessarily make the most sense absent a sort of a drill ((inaudible)) structure or some sort of farm out where you know the take tail end of the production or something like that. Have you given that much thought?

Richard Robert:
Yes. Certainly we have. There’s clearly a lot of optionality related to earning that type of asset. You know new fields. Continental and ((inaudible)) are all very active in the area. So Eagle Rock has an interest. And so you know I’m sure Joe has - has had a lot of ((inaudible)) about selling that acreage. And frankly, we’ve already had some ((inaudible)) ourselves.

So clearly, there’s a lot of interest in earning more of that acreage. Could we do something that will potentially increase our interest over a wider area and reduce some of the maybe higher working interest areas to a lower one and as a result, take a larger - or take a more diverse interest in a larger part of the play?

That’s possible. You know there’s a lot of ways to manager that position. And again, we like the optionality of it. You know as far as the decline rate is concerned, I mean it only becomes a problem from my perspective if you try to pay distribution based on that high decline rate. And you get on that treadmill.

That’s not a treadmill we plan on getting on frankly. I think to the extent we have fresh cash flow you know new wells, that’s going to be your mark to introduce leverage further. So you know we will manage that cash flow. We will manage that decline rate and certainly look for opportunities to improve our position in the overall play going forward.

John Ragozzino:
Alright. And just one more quick housekeeping question. Looking at Slide 8 on the capitalization tables, you still have $73 million on the RGP unit value form Eagle Rock. I presume when the deal closes and the $8.375 senior notes, I think those are net - mostly a wash when you consider the distributions and the coupon on the notes.

What are the plans - or do you plan on liquidating that? Paying that off? And would that give you further de-leveraging on the 3 times number that you have at the yearend 2014?

Richard Robert:	We are anticipating that Eagle Rock will continue to monetize those EPP units. You know RGP is acquired by EPP. So they’re now EPP units. And the expectation is that Eagle Rock will continue on their plan of divesting those units through the end of the Second Quarter. So we expect at the time that our transaction is consummated, they will no longer have those units.

And their revolving credit facility will be at a lower number.

John Ragozzino:	Okay.

Richard Robert:
As far as the $51 million in notes, there’s no intentions to do anything with those at the moment. And those are included in our 3-time - in our 4-times number that we’re anticipating on a consolidated basis.

John Ragozzino:	Alright. Well, thanks very much. And gain, congrats on an active start to the year.

Richard Robert:	Yes. Thank you.

Operator:	Once again, ladies and gentlemen, that is star 1 to ask a question. We’ll now take our next question from Adam Fackler with MLV& Company.

Adam Fackler:	Good morning, guys. And congratulations.

Richard Robert:	Thank you very much.

Adam Fackler:
Just a quick follow up to John’s question. I believe Eagle Rock had talked about maybe deferring some operated drilling activity until the Second Half of the year. I was wondering if at this point, you had any feel for if you plan to also pick up a rig or two in the SCOOP or how you were going to specifically look to handle that operated piece.

Richard Robert:
We’re going to be very patient I guess is the right word. We’re going to want to get very - you know we’re going to want to get up to speed with what our options are before we proceed down any path. So I would not look for us to becoming active drillers on an operated basis in the near term. We’re going to study kind of what our options are and then make a plan.

But I wouldn’t expect us to do anything this year, any significant way on the drilling.

Adam Fackler:
Okay. Fair enough. I appreciate it. And then just one more if I could. Could you provide any additional detail on expected G&A synergies in terms of either quantifying it or giving some color on the timing?

Richard Robert:
Sure. You know clearly when you enter into transactions like this, there are a number of duplicative public company costs that get eliminated from Day 1. You know, i.e. the Board of Directors for example. You know we certainly do anticipate you know some consolidation of operations. There will be some employees that are hired. And some employees that are going to be redundant.

So you know there’s a number you know audit fees, K1. There’s just a whole host of public company costs that do go away. And we’ve looked at it fairly extensively. And we do expect that number to be quite meaningful. That’s what makes these transactions work at the end of the day. So you know some are probably in the $15 to $20 million range.

It’s kind of what we’re anticipating from a synergy standpoint on the G&A front.

Adam Fackler:	Excellent. Thank you. And that’s 15 to 20 on an annualized basis?

Richard Robert:	That’s correct.

Adam Fackler:	Thank you. Appreciate the time. And once again, congrats on the transaction.

Richard Robert:	Thank you, Adam.

Operator:	And we’ll now take our next question from Jay Dobson with Wunderlich Securities.

Jay Dobson:	Hey, good morning, Richard. It’s Jay Dobson. Can you hear me okay?

Richard Robert:	I sure can, Jay.

Jay Dobson:
Hey, great. Most of my questions have been answered. But as we look to the last I guess month or five weeks, you’ve announced two transactions. Plate’s awfully full. Maybe just talk a little bit about the M&A environment that you’re seeing and perhaps Vanguard’s appetite you know in the near to intermediate term for additional activity.

Richard Robert:     Oh, we always have an appetite. But we do have to be realistic in terms of you know the efforts that are going to be required to integrate both entities. The LRR transaction frankly is a much easier transaction to integrate as it’s much more like an asset transaction because it doesn’t have a whole host of employees other than those that are out in the field.

And we’re - you know we’re not trying to get ((inaudible)) to talk to one another etcetera, etcetera. So I like the LRR transaction much more to an asset transaction. The Eagle Rock transaction is going to require you know much more time and effort not unlike the Encore transaction that we executed back in 2010 and 2011.

You know and I point out you know 2011 was the year we were intergrading Encore. And that is the year we’ve had more transactions close than any other year. We actually had 8 transactions that we - that we closed in that year at the same time we were intergrading Encore. So I mean I think we have the bandwidth to do it.

But the reality is, we’ve got to stand down for a period of time. Every time we do what’s considered a material transaction to the SEC guidelines, we would have to change our S4 that’s on file with the SEC. So in order to actually end up closing these transactions, we will have to stand down and not do any material transactions for a period of time until the transaction’s closed.

So I would anticipate that we’re going to be a little bit slower. There’s still some good deals out there. You know fortunately, a lot of deals take quite a while to close. And so I frankly don’t anticipate that we’re going to slow down. And we’ll continue to look for deals that we can close after these mergers are closed.

Jay Dobson:
No. That’s great. And then just one quick follow on the SG&A. I think you said 15 to 20 in this one and then about 8 in the LRE transaction. Since those are largely public company expenses, I assume you can achieve that run rate within the first 6 to 9 months so that you know looking out six months, you’d be on that run rate.

Richard Robert:
We’re certainly going to try and put ourselves in a positon to do it as quickly as possible. I’d say certainly say no longer than six months. You know there are some costs that we’re - you’re contractually going to continue to incur until those contracts run off. You know leases and other things that we don’t - that we can’t get rid of.

So yes, there will be some improvement even beyond the first 6 to 9 months. But yes, we anticipate the majority of the cost savings to incur fairly quickly.

Jay Dobson:	That’s great. Well, congratulations on the transaction.

Richard Robert:	Thank you very much.

Operator:	And there are no further questions in the queue at this time.

Richard Robert:	Okay. Well, again thank you everyone for taking the time to listen in. And as always, we’re available to answer any questions that come up after the fact. Have a good day.

Operator:	And ladies and gentlemen, that concludes today’s conference call. We thank you for your participation.

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